05035925

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TATES
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Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	Texas	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Holmes — (210) 498-7517
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1900 Frost Bank Tower 100 West Houston Street	San Antonio	Texas	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Financial Advisors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas
County of Bexar

Subscribed and sworn to before me,
this 15th day of February, 2005

Rose Mary Maldonado
Notary Public

David Holmes
Signature

Senior Vice President,
Senior Financial Officer & Treasurer
Title
USAA Financial Advisors, Inc.

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of USAA Financial Advisors, Inc. (the "Company") as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2005

USAA FINANCIAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2004

Assets		
Cash equivalents	$	1,012,204
Prepaid assets		307,573
Total assets	$	1,319,777
Liabilities and Stockholder's Equity		
Due to affiliates	$	318,787
Total liabilities		318,787
Commitments		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,500 shares issued and outstanding		15
Additional paid-in capital		1,000,975
Total stockholder's equity		1,000,990
Total liabilities and stockholder's equity	$	1,319,777

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Income

Year ended December 31, 2004

Revenues:		
Broker/Dealer maintenance fee	$	322,366
Dividend income		9,532
Total revenues		331,898
Expenses:		
Licenses and fees		312,161
Other		19,737
Total expenses		331,898
Income before income taxes		-
Income tax expense		-
Net income	$	-

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Stockholder's Equity

Year ended December 31, 2004

		Common stock	Additional paid-in capital	Total stockholder's equity
Balances at December 31, 2003	$	15	1,000,975	1,000,990
Balances at December 31, 2004	$	15	1,000,975	1,000,990

See accompanying notes to financial statements.

USAA FINANCIAL ADVISORS, INC.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in operating assets:	
Prepaid assets	(302,924)
Increase in operating liabilities:	
Due to affiliates	312,456
Net cash provided by operating activities	9,532
Cash equivalents at beginning of year	1,002,672
Cash equivalents at end of year	$ 1,012,204

See accompanying notes to financial statements.

(1) Summary of significant accounting policies

(a) Organization

USAA Financial Advisors, Inc. (FAI) is a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, Inc. (FPS). FPS is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

FAI is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). FAI was formed to collectively permit FPS and FAI to serve as the portal through which members can receive integrated financial advice to identify appropriate solutions, followed by a discussion of the USAA products and services that meet that member's needs.

(b) Accounting standards adopted

Effective January 1, 2004, FAI adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46R). The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision-making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46R requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns or both. For nonpublic entities, the consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. A nonpublic entity shall apply FIN 46R to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. The implementation of FIN 46R did not have a material impact on FAI's financial position, results of operations, or liquidity.

(c) Income taxes

FAI is included in the consolidated Federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby companies receive a current benefit to the extent their losses are utilized by the consolidated group. Separate company current taxes are the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income adjusted for any consolidated benefits allocated to the companies. FAI made no aggregate cash payments to USAA for income taxes during 2004.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

FAI files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(d) Fair value of financial instruments

For cash equivalents, fair value approximates the carrying amount because of the short maturity of these instruments. Prepaid assets represent prepaid NASD fees. For prepaid assets and all liabilities, carrying value approximates fair value.

(e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions with affiliates

(a) Cash equivalents

Cash equivalents represent an investment in the USAA Money Market Fund. Dividend income from the USAA Money Market Fund was $9,532 in 2004.

(b) Due to affiliates

Under an expense agreement with FPS, FAI is responsible only for the expenses necessitated by its status as a broker/dealer, including expenses such as the licensing fees and cost of the continuing education program of its associated persons, fees assessed by the NASD, audit costs, taxes, and accounting costs associated with maintaining FAI's accounting records. Under the expense agreement, FPS is solely responsible for any cost benefiting FAI in the operation of its business except those listed above. These expenses include employee salaries and benefits, facilities charges, including rent and utilities, legal and compliance fees, and computer and systems charges. FPS is not permitted to seek reimbursement or compensation from FAI for any fee or expense assumed under the expense agreement.

(c) Broker/Dealer maintenance fee

Under the terms of a fee agreement, FAI charges FPS a Broker/Dealer maintenance fee approximately equal to its yearly operating expenses not expressly assumed by FPS under the expense agreement.

(d) Note payable to affiliate

Under the terms of an intercompany funding agreement, FAI may borrow up to $2,000,000 from CAPCO through March 31, 2005. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings during 2004.

(Continued)

(3) Net capital

FAI is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, net capital of $673,173 was $423,173 in excess of required net capital of $250,000. FAI's ratio of aggregate indebtedness to net capital was 0.47 to 1.

(4) Rule 15c3-3

FAI is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

USAA FINANCIAL ADVISORS, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net capital	
Total stockholder's equity qualified for net capital	$ 1,000,990
Deductions and/or charges:	
Non-allowable assets:	
Prepaid assets	307,573
Net capital before haircuts on securities positions	693,417
Haircuts on securities:	
Cash equivalents	20,244
Net capital	$ 673,173
Aggregate indebtedness:	
Due to affiliates	$ 318,787
Computation of basic net capital requirement:	
Minimum net capital required ($250,000 or 6.67% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 423,173
Ratio of aggregate indebtedness to net capital	0.47 to 1

There were no material adjustments to the net capital as presented herein and as shown in Part IIA of Form X-17A-5 as of December 31, 2004.

See accompanying independent auditors' report.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 78205-1457

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Financial Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of USAA Financial Advisors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

Board of Directors
USAA Financial Advisors, Inc.

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2005